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EXHIBIT 99.1

AMENDMENT TO METRO ONE TELECOMMUNICATIONS, INC. 1999 EMPLOYEE STOCK PURCHASE PLAN

Section 12.1 of the Metro One Telecommunications, Inc. 1999 Employee Stock Purchase Plan is hereby amended and restated to read as follows:

    12.1    The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be 475,000 shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18; provided, however, that the number of shares available for sale under the Plan shall automatically increase on January 1, 2004 and January 1 of each year thereafter until and including January 1, 2013 (unless the Plan is terminated earlier in accordance with its terms) by the lesser of (i) 1% of the number of shares of Common Stock outstanding on that date, or (ii) a lesser number determined by the Committee prior to such January 1; provided, further, that the total number of shares of Common Stock available for sale under the Plan shall not exceed 3% of the number of shares of Common Stock outstanding on that date. If on a given Purchase Date the number of shares of Common Stock eligible to be purchased exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

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  EXHIBIT 99.1
  AMENDMENT TO METRO ONE TELECOMMUNICATIONS, INC. 1999 EMPLOYEE STOCK PURCHASE PLAN